Comment 1

Note 4 Notes Payable page F-13

In expanding on our prior response, we evaluated the conditions set forth under ASC 815-40-25-7 through 43 and concluded that equity classification is appropriate for the conversion feature if it were a separate instrument. Our analysis of the additional conditions is as follows:

1)	Settlement permitted in unregistered shares

This condition has been met as unregistered shares are allowed to be issued upon conversion.

2)	Entity has sufficient authorized and unissued shares

We acknowledge that the notes payable are convertible based on the fair value of our common stock at the date of conversion, which theoretically could result in unlimited shares being issued. We believe, however, that from a practical standpoint we have sufficient authorized but unissued shares to physically settle the conversion of these notes payable and all other potential shares of common stock issuable under other instruments.

To illustrate, we have 1,769,628,428 authorized but unissued shares. Even if the price of our common stock dropped to $0.001, the Company would have enough authorized but unissued shares to affect conversion of the notes payable and all other potential shares of common stock issuable under other instruments. We believe that at such a stock price, the company would be subject to liquidation.

Total authorized shares of common stock	1,800,000,000
Issued and outstanding common stock	17,153,495
Common shares issuable upon conversion of notes payable	5,800,000
Common shares issuable under all other instruments	9,435,512
Excess authorized and unissued shares	1,767,610,993

Moreover, paragraph 815-40-25-9 states that if the payment of cash is only required upon the final liquidation of the entity, then that potential outcome need not be considered when applying the guidance in this Subtopic.

Based on the above, we believe this condition is met.

3)	Contract contains an explicit share limit

We acknowledge that the contract does not contain an explicit share limit and that 815-40-25-26 indicates that an entity will be unable to conclude it has sufficient authorized and unissued shares if the number shares is indeterminate. As discussed above, however, we believe that from a practical standpoint we have sufficient authorized but unissued shares to physically settle the conversion of these notes payable and all other potential shares of common stock issuable under other instruments. Based on the above, we believe this condition is met.

4)	No cash payment required if we fail to timely file

This condition is met as there are no provisions in the contract that provide for cash payments if we fail to make timely filings with the SEC.

5)	No cash-settled “top-off” or make-whole provisions

This condition is met as there are no cash-settled top-off or make-whole provisions in the contract.

6)	No counterparty rights rank higher than shareholder rights

This condition is met as there are no provisions in the contract that indicate the holders of the conversion options have rights that rank higher than those of a common shareholder, including in bankruptcy.

7)	No collateral is required.

This condition is met as there is no requirement to post collateral for the conversion option at any point or for any reason.

Based on the above analysis, we believe the conversion option qualifies for equity classification.

Comment 2

The amount under the option award represents the fair value of the award on the date of grant. This amount was determined using the Black-Scholes method. These amounts will be amortized to expense over the vesting period.

Comment 3

We have been in communication with the two shareholders and have made arrangements for both of them to file the document required as soon as practical.